[Letterhead of Tutor Perini Corporation]

October 2, 2015

VIA EDGAR AND FAX

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Tutor Perini Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed February 26, 2015
File No. 1-6314

Dear Mr. Cash:

On behalf of Tutor Perini Corporation (the “Company”), set forth below are the Company’s responses to the letter dated September 18, 2015 (the “Comment Letter”), containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.   The Comment Letter is focused on the reorganization of the Company during the first quarter of 2014, which resulted in the elimination of the Management Services reporting unit and reportable segment.

For ease of review, we have set forth below each bullet point from the Comment Letter in bold font followed by the Company’s responses thereto.

Comment:

Financial Statements

[3] Goodwill and Other Intangible Assets, page 65

1. You disclose that during the first quarter of 2014 you completed a reorganization which resulted in the elimination of the Management Services reporting unit and reportable segment. Please address the following:

•	You state that the reorganization was completed due to the unit no longer meeting the criteria set forth in FASB ASC Topic 280. Please provide us with a robust explanation of the criteria that your

Mr. John Cash

United States Securities and Exchange Commission

Management Services unit no longer meets. Please cite the specific literature that you are relying on to support your conclusion.

Response:

Prior to the reorganization, the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker (“CODM”), regularly reviewed the operating results of the Company’s operating segments: Civil, Building, Specialty Contractors and Management Services.  The Management Services operating segment consisted of two business units: Black Construction (“Black”) and Perini Management Services (“PMSI”). Because of changes in management responsibilities and changes in the operating and economic characteristics of the Management Services operating segment, the CODM concluded that the Management Services operating segment was no longer material to the management of the Company as a whole, and that financial information related to the Management Services operating segment no longer provided useful information for strategic and operating decision making.  As a result, Management Services no longer met the qualitative criteria of ASC 280-10-50-1 (see excerpt below) and therefore was no longer considered an operating segment.  Accordingly, the Company reorganized the Black and PMSI business units into the Civil and Building segments, respectively, as each had operating and economic characteristics, including contract type and profit margins, consistent with the respective segments.

Subsequent to the reorganization, the CODM has regularly reviewed the operating results of the Civil, Building and Specialty Contractors operating segments of the Company and has used those operating results to assess performance and to make decisions about the allocation of the Company’s resources.

Excerpt from ASC 280-10-50-1:

An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

Mr. John Cash

United States Securities and Exchange Commission

Lastly, although the Company was not required under ASC 280 to consider quantitative factors, the Company, based on the historical and projected financial information available at the time, noted the following, which reinforced the Company’s qualitative assessment:

•	Management Services’ revenues represented approximately 4% of the Company’s consolidated revenues.
•	Management Services’ pre-tax income represented approximately 3% of the Company’s consolidated pre-tax income.
•	Management Services’ assets represented approximately 6% of the Company’s consolidated assets.

Comment:

•

You disclosed that you reallocated goodwill between reorganized reporting units based on a relative fair value assessment. Please tell us how you determined how to reallocate goodwill. Please tell us what considerations you gave to ASC 350-20-35-45 through 35-46 and 35-51 through 35-57.

Response:

The Company reallocated the goodwill associated with the Management Services reporting unit to the Building and Civil reporting units using a relative fair value allocation method as prescribed by ASC 350-20-35-45 through 35-46 and 35-51 through 35-57 (as superseded by ASC 350-20-40-1 through 40-7 and Accounting Standards Update 2012-04).

In the application of the relative fair value allocation method, the Company utilized various commonly accepted valuation modeling techniques and other qualitative market factors to determine the fair value allocation of goodwill to the Civil and Building reporting units.  The commonly accepted valuation modeling techniques included valuations as determined by the income, market and asset approaches. The income and market approaches followed the historical valuation methodologies used by the Company in its annual goodwill impairment evaluations, as disclosed in the Company’s annual financial statements reported in its Form 10-K. The asset approach was based on the carrying value of equity for each of the business units, which was reflective of the fair value of their underlying net assets. The qualitative market factors incorporated the Company’s assessment of the expected differential in value to a market participant between Black and PMSI, which was reflective of the long-term prospects of each entity at March 31, 2014.

The Company evaluated the results of all the above techniques in determining the final relative fair value assessment used to allocate goodwill.

Mr. John Cash

United States Securities and Exchange Commission

Comment:

•

Please tell us the date you decided to reorganize your Management Services reporting unit and reportable segment. Please also tell us whether you also performed a goodwill impairment analysis immediately before and after the reorganization of your reporting structure. If not, please explain why.

Response:

On March 12, 2014, after the Company filed its Form 10-K for the 2013 year, the Company reorganized its reporting units and operating segments.  As required by ASC 350, the Company, with the assistance of external fair value specialists, analyzed goodwill for impairment immediately prior to and immediately subsequent to the reorganization. As a result of these analyses, it was determined that goodwill was not impaired either prior to or subsequent to the reorganization.

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and,
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me at 818/362-8391 if you have any questions.

Sincerely,

/s/ Gary G. Smalley
Gary G. Smalley
Executive Vice President and Chief Financial Officer